Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 29, 2023

Office of Industrial Applications and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary and Katherine Bagley

Re:	Allurion Technologies, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed October 20, 2023
File No. 333-274564

Ladies and Gentlemen,

This letter is submitted on behalf of Allurion Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on by the Company on October 20, 2023 (File No. 333-274564) (the “Amendment No. 1”), as set forth in your letter dated November 3, 2023, addressed to Shantanu Gaur, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments. Amendment No. 2 also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Registration Statement (marked to show changes from the Registration Statement) via email.

Amendment No. 1 to Registration Statement on Form S-1 filed October 20, 2023

Cover Page

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

November 29, 2023

1.

We note your revised disclosure in response to comment 1, including your disclosure that certain shareholders purchased shares at effective purchase prices ranging from $0.01 per share to $17.79 per share. To provide context for investors, please revise your disclosure to include the price per share paid by the relevant selling shareholders for the number of shares purchased at each price. In this regard, we note that the effective purchase price range provided is relatively large. We also note that your disclosure references “effective purchase price” and “cash cost” of other issuances of securities that you are registering for resale in this offering. Please tell us how you calculate “effective purchase price” and “cash cost,” including how the effective purchase price relates to the actual price paid by the relevant selling shareholder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 77 of Amendment No. 2 accordingly. In addition, the Company respectfully advises the Staff that “effective price per share” for each category of shares covered by Amendment No. 2 has been determined with reference to applicable price information. For most categories of shares, the “effective price per share” equals (i) the aggregate actual purchase price paid by an investor in a transaction divided by (ii) the aggregate number of shares of our Common Stock ultimately issued to such investor pursuant to that transaction. For example, in connection with Compute Health’s IPO, the Sponsor paid $25,000, or approximately $0.001 per share, for 21,562,500 Founder Shares. Concurrently with the closing of Compute Health’s IPO, the Sponsor also paid $19.25 million, or $1.50 per warrant, for 12,833,333 Compute Health Private Warrants. The aggregate purchase price paid by the Sponsor for the Founder Shares and Private Warrants was $19.275 million. In connection with the consummation of the Business Combination all of the Sponsor’s Founder Shares, together with the Sponsor’s Compute Health Private Warrants, were recapitalized into 2,088,327 shares of Compute Health Class A Common Stock prior to the Business Combination, and subsequently exchanged for 2,966,375 shares of Allurion Common Stock upon consummation of the Business Combination (based on the Exchange Ratio of 1.420455). 229,232 of such converted shares were contributed to Compute Health pursuant to the Sponsor Contribution Agreement, leaving the Sponsor with 2,737,143 shares of Allurion Common Stock after the recapitalization, the application of the Exchange Ratio and the contribution. Dividing $19.275 million (the aggregate actual purchase price originally paid by the Sponsor prior to the conversion, recapitalization and contribution) by 2,737,143 (the aggregate number of shares of our Common Stock ultimately issued to the Sponsor), the effective purchase price per share for the Sponsor’s shares of Common Stock is equal to $7.04, as reflected in the table appearing on pages 28 and 77 (the “Effective Price Table”). For certain categories of shares where there are large numbers of investors, we have used the “weighted average purchase price” per share or “weighted average exercise price” per warrant as the “effective purchase price per share,” as reflected in the Effective Price Table.

The Company also respectfully advises the Staff that references to “cash cost” were only made in Amendment No. 1 to indicate that securities were issued “at no cash cost” to the recipient of such securities, meaning without any cash payment to the Company from such recipient. For example, the Company discloses that 250,000 shares of Common Stock were issued to Fortress at no cash cost, meaning at no cash cost to Fortress (i.e., with no cash payment to the Company from Fortress). The Company has revised the disclosure on the cover page and page 27 to clarify that “at no cash cost” indicates the recipient in the transaction did not make any cash payment to the Company in exchange for the securities received.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

November 29, 2023

Prospectus Summary, page 22

2.

We note your revised disclosure in response to comment 3 and reissue the comment in part. Please revise your disclosure to state whether the Rollover Warrants and Public Warrants are currently out of the money and the likelihood that holders of these warrants will exercise them.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 of Amendment No. 2 accordingly.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Allurion

Liquidity and Capital Resources, page 142

3.

We note your revised disclosure in response to comment 6 and reissue the comment in part. Please revise your disclosure to discuss the impact on the company’s liquidity position of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 141 of Amendment No. 2 accordingly.

General:

4.

We note that you did not timely file your Form 10-Q for the quarter ended June 30, 2023. Please revise your risk factor disclosure to state that the Form 10-Q was not filed timely, and describe any risks related to the same. Please also disclose, if true, that you may not be able to file timely in the future.

Response: The Company respectfully acknowledges the Staff’s comment and has added the disclosure on page 75 of Amendment No. 2 accordingly.

*****

Please contact the undersigned at (617) 570-1724 or via email at PRosie@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Paul R. Rosie
Paul R. Rosie

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

November 29, 2023

cc:	Shantanu Gaur, Chief Executive Officer, Allurion Technologies, Inc.
Chris Geberth, Chief Financial Officer, Allurion Technologies, Inc.
Danielle Lauzon, Goodwin Procter LLP